UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Blue Earth, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC

2655 Northwinds Parkway

Alpharetta, GA 30009

Attention: Dennis J. Stockwell, General Counsel

770-643-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 095428108	13D/A	Page 3 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 095428108	13D/A	Page 4 of 4 Pages

This Amendment No. 5 amends Schedule 13D filed on March 20, 2015, as amended by Amendment No. 1 filed on December 22, 2015, Amendment No. 2 filed on February 12, 2016, Amendment No. 3 filed on March 11, 2016 and Amendment No. 4 filed on March 22, 2016, by Jackson Investment Group, LLC (“JIG LLC”), and Richard L. Jackson regarding the common stock, $.001 par value per share, of Blue Earth, Inc., a Nevada corporation. Terms used in this amendment shall have the meanings given to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is supplemented as follows:

(a) – (j) On March 21, 2016, the Issuer filed a joint (with its subsidiary) voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California (the “Bankruptcy Court”). On July 21, 2016, the Bankruptcy Court approved the Issuer’s joint Chapter 11 plan of reorganization (the “Plan”) and on August 1, 2016 (the “Effective Date”), the Plan became effective. Upon the effectiveness of the Plan, all of the equity securities of the Issuer outstanding immediately prior to the Effective Date were cancelled.

Item 5.  Interest in Securities of the Issuer.

The supplements to Item 4 above and Item 6 below are incorporated herein by reference.

(a) – (e) . As of the Effective Date, the Reporting Persons own, beneficially and otherwise, 1,000,000 shares of Common Stock of the Issuer, representing 100% ownership in the Issuer. The Reporting Persons share power to vote and to dispose of or direct the disposition of all of the shares.

Item 6. Contracts, Arrangements Understandings or Relationships With Respect to Securities of the Issuer.

The supplement to Item 4 above is incorporated herein by reference. On the Effective Date and pursuant to the Plan, Jackson Investment Group, LLC, was issued 1,000,000 shares of Common Stock in the reorganized Issuer, resulting in the reorganized Issuer becoming wholly-owned by the Reporting Persons.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.13	Joint Plan of Reorganization of the Debtors, incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K for July 19, 2016 filed on July 25, 2016.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 3, 2016

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: August 3, 2016

/s/ Richard L. Jackson
Richard L. Jackson